May 8, 2025

Yu (Stanley) Qu
Chief Financial Officer
NIO Inc.
Building 19, No. 1355, Caobao Road
Minhang District
Shanghai, People's Republic of China

       Re: NIO Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2024
           Filed April 8, 2025
           File No. 001-38638
Dear Yu (Stanley) Qu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2024
Item 3. Key Information
D. Risk Factors
Risks Related to Doing Business in China
The PRC government's significant oversight over..., page 55

1. We note the changes you made to your disclosure in this risk factor. It is unclear to us that there have been changes in the regulatory environment in the PRC since Form 20-
       F for the year ended December 31, 2022 that was filed on April 28, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The
       Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time given the Chinese government's significant oversight and discretion over the conduct of your business. We do not believe that your revised disclosure that the PRC government has significant oversight over the conduct of your business and may
 May 8, 2025
Page 2

       influence your operations conveys the same risk. Please restore your disclosure in your future filings as it existed in Form 20-F for the year ended December 31, 2022.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 120

2. Please expand your discussion under Revenues in future filings to quantify the number of units sold and the price ranges of vehicles sold during each period presented.
B. Liquidity and Capital Resources
Cash Flows and Working Capital , page 124

3. Please provide a more detailed analysis and discussion of changes in operating, investing, and financing cash flows for each period presented in future filings. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 5.B.1 of Form 20-F and Section
       IV.B of SEC Release No. 33-8350.
Notes to Consolidated Financial Statements
26. Related Party Balances and Transactions, page F-57

4. Please revise future filings to separately quantify the related party transactions on the face of all of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.
       We also note that in 2024 you received technology license fees of RMB
59.4 million
       from Forseven Limited. Please tell us which line item includes these related fees in your consolidated statements of comprehensive loss and where this is disclosed within
       Footnote 26. Related Party Balances and Transactions pursuant to ASC 850-10-50-1.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing